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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-53425

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VSI SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1111 BRICKELL DRIVE, STE. 1575
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GEORGE F. VALLE, CCO/FINOP	305.372.2446	GVALLE@VSISECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GRANT THORNTON LLP
(Name – if individual, state last, first, and middle name)

GRANT THORNTON TOWER, 171 NORTH CLARK, STE. 200	CHICAGO	ILLINOIS	60601
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEORGE F. VALLE _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VSI SECURITIES, INC. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Briscida Sosa
Comm.: HH 347139
Expires: April 20, 2027
Notary Public - State of Florida

_B.S.___ 4/14/2026

Signature: _George F. Valle_

Title:
CCO/FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR. 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VSI SECURITIES, INC.

(a wholly owned subsidiary of VBT Holdings, Ltd.)

Miami, Florida

(S.E.C. I.D. No. 8-53425)

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2025

VSI SECURITIES, INC.

(a wholly-owned subsidiary of VBT Holdings, Ltd.)

Miami, Florida

STAMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2025

CONTENTS



GRANT THORNTON LLP

12 Federal St., Suite 200
Pittsburgh, PA 15212

D   +1 412 586 3813
F   +1 213 947 1048

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
VSI Securities, Inc.

Opinion on the financial statements
We have audited the accompanying statement of financial condition of VSI Securities, Inc. (the "Company"), a wholly owned subsidiary of VBT Holdings, Ltd. as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2025.

Pittsburgh, Pennsylvania
April 13, 2026

VSI SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025
Expressed in US Dollars $

ASSETS	
Cash and cash equivalents	$ 461,077
Deposit with clearing organization (restricted)	100,000
Receivables from clearing organization	690,473
Securities owned, at fair value	7,358,344
Advisory fee receivable	110,575
Prepaid expenses and other assets	63,988
Right-of-use asset	642,180
Total Assets	**$ 9,426,637**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued commission expense (related party)	$ 231,648
Accrued expenses and other liabilities	107,177
Income tax payable	147,506
Deferred tax liability	125,334
Lease liability	752,669
Total Liabilities	**1,364,334**
Stockholder's equity	
Common stock, $1 par value; 1,000,000 shares, authorized 1,000,000 shares issued and outstanding	1,000,000
Retained earnings	7,062,303
Total stockholder's equity	**8,062,303**
Total Liabilities and Stockholder's Equity	**$ 9,426,637**

See accompanying notes to statement of financial condition.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: VSI Securities, Inc. ("the Company") was formed in May 2001 and is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, Ltd (the "Parent company"). The Company offers traditional securities transaction and brokerage services to its customers. The Company clears all of its security transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York ("Clearing organization" or "Pershing"). The Company is a member of and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company primarily operates in South Florida and Venezuela.

Effective July 31, 2025 Venecredit Securities, Inc. is now VSI Securities, Inc. All else remains exactly the same.

Basis of Presentation: The financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash: The Company considers cash, restricted cash, amounts due from depository institutions, and highly liquid investments having an original maturity of three months or less as cash and cash equivalents.

Trading Assets: The Company engages in trading activities for its own account. Securities, that are held principally for resale in the near term, are recorded at fair value.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent clearing agreement with its Clearing organization, has agreed to indemnify the clearing organization from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The margin balances as of December 31, 2025, were $2,792,494**.** In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity**.**

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables, payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 4. Fair value estimates involve uncertainties and matters of significant judgement regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Expressed in US Dollars $

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk: As of December 31, 2025, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. At times these amounts exceed federally insured limits. The Company also engages in trading activity with various counterparties that are mostly financial institutions in the United States. As disclosed in Note 4, the Company has a trading security portfolio with significant concentration risk in fixed income securities (corporate bonds) and mutual funds. Management believes there is no significant risk of loss or counterparty risk on these financial instruments.

Most of the Company's business activity is with customers domiciled in Venezuela. Therefore, the Company's exposure to any future credit and liquidity risks is significantly affected by changes in the economy and political stability of Venezuela.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2025.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are included in income tax expense in the accompanying statement of operations.

The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which modifies the rules on income tax disclosures to require disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The adoption of ASU 2023-09 did not impact the Company's financial position or results of operations, as the standard relates solely to expanded disclosure requirements.

Receivables from Clearing organization: Receivables from clearing organization represent cash held on account available for future trades.

Expressed in US Dollars $

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases: Lease assets (Right of Use Assets) and lease liabilities are recognized based on the present value of the future lease payments over the lease term at the lease commencement date. As the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments. See Note 6.

Financial Instruments – Credit Losses: The Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified receivables from clearing organization (included, but not limited to, receivables related to securities transactions) as impacted by ASC 326. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including receivables from clearing organization, utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables from clearing organization is not significant until they are 120 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2025.

Subsequent Events: The Company has evaluated subsequent events through April 13, 2026, which is the date these financial statements were available to be issued.

NOTE 2 - FULLY- DISCLOSED CLEARING AGREEMENT

In 2001, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2025, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in the statement of financial condition as deposit with clearing organization (restricted). Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 – OPERATING SEGMENT REPORTING

The Company has identified Alvaro Frias, CEO of the Company, as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The CODM manages the Company as a single line of business, a securities broker dealer, that is considered a single reportable segment entity.

Expressed in US Dollars $

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of input that may be used to measure fair values.

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of equity securities and mutual funds as of December 31, 2025 are determined by obtaining quoted market prices (Level 1).

The fair values of corporate bonds as of December 31, 2025 are determined by obtaining quoted market prices that are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

The Company values limited partnership interest using the net asset value (¨NAV¨) as a practical expedient. The investment value is based on its proportionate share of the NAV provided by the third-party general partner of the underlying limited partnership based on the most recent available financial statements. The terms of the investment generally preclude the ability to redeem the investment. Distributions from the investment will be received as the underlying assets in the limited partnership are liquidated, the timing of which cannot be readily determined.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Financial Assets at Fair Value
As of December 31, 2025

ASSETS	Level 1	Level 2	Level 3	Instruments measured at net asset value	Total
Financial Instruments owned:					
US Corporate Bonds	-	$ 2,778,304	$ -	$ -	$ 2,778,304
Equities	$620,021		-	-	$620,021
Mutual Funds	$3,576,170	-	-	-	$3,576,170
Limited Partnership	-	-	-	$383,850	$383,850
	$ 4,196,191	**$ 2,778,304**	**$ -**	**$ 383,850**	**$ 7,358,344**

As of December 31, 2025, the Company had invested a total of $962,957 in BBH Capital Partners V, L.P. ("Limited Partnership") and the fair value of this investment is estimated at $383,850 The Company still has a commitment to invest an additional $37,043 on this Limited Partnership that will be made at the discretion of the general partner of BBH Capital Partners V, L.P ("General Partner"). For purposes of the computation of Net Capital pursuant to Rule 15c3-1 this investment is treated as a non-allowable asset.

NOTE 4 – FAIR VALUE (CONTINUED)

The investment in the limited partnership does not have a redemption frequency allowed. It is expected that the underlying assets of the Limited Partnership would be liquidated over three to four years.

All of the limited partnership's investments have been classified within Level 3 as they have significant unobservable inputs, as they trade infrequently or not at all. Level 3 investments include common stock, subordinated notes, membership interests, escrow proceeds and other privately issued securities. When observable prices are not available for these investments, the General Partner uses one or more valuation techniques (e.g., the market approach or the income approach) for which sufficient and reliable data is available. Within Level 3, the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Inputs used also include the calculation of the Limited Partnership's share escrow accounts related to prior investment sales and an analysis of the claims and potential claims against the escrow balance.

Under the market approach, the General Partner selects comparable public companies based on industry, size, and strategy and the calculates a trading multiple for each comparable company identified by dividing the total enterprise value of the comparable company by its earnings before interest, taxes, depreciation and amortization (EBITDA) or revenue.

The trading multiple is then discounted for the considerations such as liquidity and differences between the comparable companies and the limited partnership´s portfolio companies based on company specific facts and circumstances. The average of the calculated multiples is then applied to the underlying portfolio company´s EBITDA or revenue to calculate the enterprise value of the underlying portfolio company. The enterprise value may be adjusted further for specific circumstances. A similar approach may be taken with regard to comparable company sales transactions to derive the portfolio company enterprise value. Under the income approach, the General Partner can alternatively derive a value of the portfolio company securities using a discounted cash flow analysis relative to the company´s future projected cash flows. The General Partner separately values the securities of the portfolio company using an ¨option value analysis¨ which is obtained by using Black Scholes model. In using this method, the General Partner may apply a dampening factor to the indicated volatility of the equity prices of the comparable companies. The General Partner then weights the values determined by the various methodologies in accordance with their relative applicability to the particular portfolio company to determine the ultimate estimated fair value.

The fair value measurement of Level 3 investments does not include transaction costs that may have been capitalized as part of the security´s cost basis. Assumptions used by the General Partner due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Limited Partnership´s results of operations.

Expressed in US Dollars $

NOTE 5 - INCOME TAXES

The Company's deferred tax assets and liabilities are as follows at December 31:

	2025	2024
Deferred tax assets		
Lease liability	$ 190,763	$ 225,744
Investment in partnership	83,292	62,939
Capital Loss Carryforward	57,887	-
Accrued Commissions	21,572	-
Section 475 Income	57,923	-
Total deferred tax assets	411,437	288,683
Deferred tax liabilities		
Unrealized gains on securities	(373,822)	(265,336)
Right-of-use asset	(162,759)	(197,488)
Property and equipment	(190)	(1,595)
Total deferred tax liabilities	(536,770)	(464,419)
Net deferred tax liability	**$ (125,334)**	**$ (175,736)**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets or liabilities, projected future taxable income and tax planning strategies in making this assessment. Accordingly, no valuation allowance against the deferred tax assets was deemed necessary at December 31, 2025.

The U.S. federal jurisdiction and Florida are the tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S federal or state tax examinations by tax authorities for years before 2022.

For the year ended December 31, 2025, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act of 2017, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The provisions in the OBBBA have multiple effective dates, with certain provisions effective in 2025 and others implemented through future years. The Company has included the impact of the provisions effective in 2025 and the impact was not material to the Company's results of operations and financial condition. We continue to evaluate the impact of the Act's provisions that take effect in future years.

Expressed in US Dollars $

NOTE 6 – COMMITMENTS AND CONTINGENT LIABILITIES

Refer Note 1 for discussions on loss contingencies and Note 4 for commitments relating to investment in limited partnership.

Lessee Arrangements
On May 28, 2019, the Company amended its office lease to extend its lease term commencing on January 1, 2020 and continuing through May 31, 2030.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original terms of 12 months or less (short-term lease) on the Company's statement of financial condition.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

Right-of -use assets and lease liabilities by lease type, and the associated balance sheet classifications, are as follows:

Balance Sheet Classification

Right-of-use assets	$642,180
Lease liability	$752,669

Estimated future rent commitments under the non-cancelable operating lease at December 31, 2025 were as follows at an incremental borrowing rate of 1.88% per annum, adjusted at 0.16% per month:

Year ending	Undiscounted	Discounted
2026	171,810	145,661
2027	176,960	166,981
2028	182,270	175,500
2029	187,730	184,340
2030	80,560	80,187
	$ 799,330	$ 752,669

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company recorded $231,648 of commission referral expense payable to the Parent company, which is included in Accrued commission expense (related party) in the statement of financial condition at December 31, 2025.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025, the Company had net capital of $5,446,857 which was $5,346,857 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 13.26% at December 31, 2025.